Exhibit 99.3








  The Board of Directors
  Prime Receivables Corporation:


  We have applied certain agreed-upon procedures, as discussed below, to the accounting records of Prime Receivables Corporation ("Prime"), a wholly-owned special-purpose finance subsidiary of Federated Department Stores, Inc. ("Federated"), relating to the servicing procedures performed by FDS National Bank, as Servicer, under the Amended and
  Restated Pooling and Servicing Agreement (the "Agreement") dated December 15, 1992 between Prime, as Transferor, Federated and The Chase Manhattan Bank, successor to Chemical Bank, as Trustee, on behalf of the Certificateholders of
  Prime Credit Card Master Trust and under the Assumption Agreement dated September 15, 1993 between Prime, Federated, FDS National Bank and The Chase Manhattan Bank, successor to Chemical Bank. This agreed-upon procedures engagement was performed in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified users of the report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. Our procedures and findings are as follows:

          In accordance with section 3.06(b) of the Agreement, we recalculated each amount set forth in items (i) through (xvi) of each monthly certificate prepared by the Servicer, pursuant to section 3.04(c) of the Agreement, during the period from January 31, 1999 to January 29, 2000, (the "Certificates") from information in the Transferor's computer generated Daily Cash Allocation Reports, the Agreement, the Series 1992-2 Supplement to the Agreement dated December 15, 1992, the Series 1992-3 Supplement to the Agreement dated December 31, 1992, the Series 1995-1 Supplement to the Agreement dated July 27, 1995, or the Series 1996-1 Supplement to the Agreement dated May 14, 1996, as appropriate. We found such recalculated amounts to be in agreement with the amounts set forth in items (i) through (xvi) of the Certificates.

  We were not engaged to, and did not, perform an examination, the objective of which would be the expression of an opinion on management's assertion. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

  This report is intended solely for your information and is not to be referred to or distributed for any purpose to anyone other than The Chase Manhattan Bank, as Trustee, Moody's Investor Services, Inc. and Standard & Poor's Corporation, as the Rating Agencies, Investor Certificateholders or the management of Prime.


                                  KPMG LLP


  Cincinnati, Ohio
  April 21, 2000